# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ibotta, Inc., CIK 0001538379
CUSIP: 451051106
Title of class of securities: Class A Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 1801 California Street, Suite 400, Denver, Colorado (CO), 80202
Date of event which requires filing of this statement: 02/26/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001319998

## Reporting persons
- Southpoint Master Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,400,000; sole dispositive power 0; shared dispositive power 1,400,000; aggregate amount beneficially owned 1,400,000 (5% of the class)
- Southpoint Capital Advisors LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,400,000; sole dispositive power 0; shared dispositive power 1,400,000; aggregate amount beneficially owned 1,400,000 (5% of the class)
- Southpoint Capital Advisors LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,400,000; sole dispositive power 0; shared dispositive power 1,400,000; aggregate amount beneficially owned 1,400,000 (5% of the class)
- Southpoint GP, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,400,000; sole dispositive power 0; shared dispositive power 1,400,000; aggregate amount beneficially owned 1,400,000 (5% of the class)
- Southpoint GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,400,000; sole dispositive power 0; shared dispositive power 1,400,000; aggregate amount beneficially owned 1,400,000 (5% of the class)
- John S. Clark II: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,400,000; sole dispositive power 0; shared dispositive power 1,400,000; aggregate amount beneficially owned 1,400,000 (5% of the class)

## Item 1. Issuer
Name of issuer: Ibotta, Inc.
Address of issuer's principal executive offices: 1801 California Street, Suite 400, Denver, CO 80202

## Item 2. Person Filing
Name of person filing:
The name of the persons filing this report (the "Reporting Persons") with respect to shares of Class A Common Stock, par value $0.00001 per share (the "Class A Common Stock") of Ibotta, Inc. (the "Issuer") are:

(i) Southpoint Master Fund, LP
(ii) Southpoint Capital Advisors LP,
(iii) Southpoint Capital Advisors LLC
(iv) Southpoint GP, LP
(v) Soutpoint GP, LLC
(vi) John S. Clark II
Address of principal business office or, if none, residence:
The address of the principal business office of each of the Reporting Persons is:

1114 Avenue of the Americas, 22nd Floor
New York, NY 10036
Citizenship:
Southpoint Master Fund, LP: Cayman Islands
Southpoint Capital Advisors LP: Delaware
Southpoint Capital Advisors LLC: Delaware
Southpoint GP, LP: Delaware
Southpoint GP, LLC: Delaware
John S. Clark II: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by by this item with respect to each Reporting Person is set forth in Rows 5 through 9 of the cover pages to this Schedule 13G.
Percent of class: The information by this item with respect to each Reporting Person is set forth in Row 11 of the cover pages to this Schedule 13G. The owernship percentages are based on 27,884,964 shares of Class A Common Stock as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 27, 2025.
Sole power to vote or to direct the vote: The information required by by this item with respect to each Reporting Person is set forth in Row 5 of the cover pages to this Schedule 13G.
Shared power to vote or to direct the vote: The information required by by this item with respect to each Reporting Person is set forth in Row 6 of the cover pages to this Schedule 13G.
Sole power to dispose or to direct the disposition: The information required by by this item with respect to each Reporting Person is set forth in Row 7 of the cover pages to this Schedule 13G.
Shared power to dispose or to direct the disposition: The information required by by this item with respect to each Reporting Person is set forth in Row 8 of the cover pages to this Schedule 13G.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Southpoint Master Fund, LP: /s/ John S. Clark II, By Southpoint GP, LP, its General Partner, by Southpoint GP LLC, its General Partner, by John S. Clark II, Managing Member (03/05/2025)
- Southpoint Capital Advisors LP: /s/ John S. Clark II, By Southpoint Capital Advisors LLC, its General Parnter, by John S. Clark II, Managing Member (03/05/2025)
- Southpoint Capital Advisors LLC: /s/ John S. Clark II, John S. Clark II, Managing Member (03/05/2025)
- Southpoint GP, LP: /s/ John S. Clark II, John S. Clark II, Managing Member (03/05/2025)
- Southpoint GP, LLC: /s/ John S. Clark II, John S. Clark, Managing Member (03/05/2025)
- John S. Clark II: /s/ John S. Clark II, John S. Clark II, individually (03/05/2025)